                                  SCHEDULE 13G

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Z-TEL TECHNOLOGIES, INC.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    988792108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ]  Rule 13d-1(b)

              [ ]  Rule 13d-1(c)

              [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 8 Pages)

                                  SCHEDULE 13G

CUSIP NO. 988792108                                            PAGE 2 OF 8 PAGES

________________________________________________________________________________
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         G/CJ INVESTMENTS, L.P.
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)

                                                                         (A) [ ]

                                                                         (B) [ ]
________________________________________________________________________________
3        SEC USE ONLY


________________________________________________________________________________
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          5,472,500
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            5,472,500
________________________________________________________________________________
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,472,500
________________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 9 (SEE INSTRUCTIONS)

                                                                             [ ]
________________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.3%
________________________________________________________________________________
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
________________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 988792108                                            PAGE 3 OF 8 PAGES

________________________________________________________________________________
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         G/CJ INVESTMENTS, INC.
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)

                                                                         (A) [ ]

                                                                         (B) [ ]
________________________________________________________________________________
3        SEC USE ONLY


________________________________________________________________________________
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          5,500,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            5,500,000
________________________________________________________________________________
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,500,000
________________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 9 (SEE INSTRUCTIONS)

                                                                             [ ]
________________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.3%
________________________________________________________________________________
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
________________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 988792108                                            PAGE 4 OF 8 PAGES

________________________________________________________________________________
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         D. GREGORY SMITH
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)

                                                                         (A) [ ]

                                                                         (B) [ ]
________________________________________________________________________________
3        SEC USE ONLY


________________________________________________________________________________
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,396,411
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          5,500,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,396,411
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            5,500,000
________________________________________________________________________________
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,896,411
________________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 9 (SEE INSTRUCTIONS)

                                                                             [ ]
________________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         23.1%
________________________________________________________________________________
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
________________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 988792108                                            PAGE 5 OF 8 PAGES

________________________________________________________________________________
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAROL JANE SMITH
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)

                                                                         (A) [ ]

                                                                         (B) [ ]
________________________________________________________________________________
3        SEC USE ONLY


________________________________________________________________________________
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          5,500,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            5,500,000
________________________________________________________________________________
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,500,000
________________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 9 (SEE INSTRUCTIONS)

                                                                             [ ]
________________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.3%
________________________________________________________________________________
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
________________________________________________________________________________

SCHEDULE 13G                                                   PAGE 6 OF 8 PAGES


ITEM 1(A).  Name of Issuer:

            Z-Tel Technologies, Inc.

ITEM 1(B).  Address of Issuer's Principal Executive Offices:

            601 South Harbour Island Boulevard, Suite 200
            Tampa, Florida 33602

ITEM 2(A).  Name of Person Filing:

            (1) G/CJ INVESTMENTS, L.P.
            (2) G/CJ INVESTMENTS, INC.
            (3) D. GREGORY SMITH
            (4) CAROL JANE SMITH

ITEM 2(B).  Address of Principal Business Office or, if None, Residence:

            (1) 300 DELAWARE AVENUE, SUITE 900, WILMINGTON, DELAWARE 19801
            (2) 300 DELAWARE AVENUE, SUITE 900, WILMINGTON, DELAWARE 19801
            (3) 601 SOUTH HARBOUR ISLAND BOULEVARD, SUITE 220,
                TAMPA, FLORIDA 33602
            (4) 601 SOUTH HARBOUR ISLAND BOULEVARD, SUITE 220,
                TAMPA, FLORIDA 33602

ITEM 2(C).  Citizenship:

            (1) DELAWARE LIMITED PARTNERSHIP
            (2) DELAWARE CORPORATION
            (3) U.S.A.
            (4) U.S.A.

ITEM 2(D).  Title of Class of Securities:

            COMMON STOCK

ITEM 2(E).  CUSIP Number:

            988792108

ITEM 3.     Not applicable.

SCHEDULE 13G                                                   PAGE 7 OF 8 PAGES


ITEM 4.     OWNERSHIP

            (1) Reference is made to Items 5-11 on page 2 of this Schedule 13G
            (2) Reference is made to Items 5-11 on page 3 of this Schedule 13G
            (3) Reference is made to Items 5-11 on page 4 of this Schedule 13G
            (4) Reference is made to Items 5-11 on page 5 of this Schedule 13G

         G/CJ Investments, L.P., a Delaware limited partnership ("Partnership") is the record owner of 5,472,500 shares of the common stock of Z-Tel Technologies, Inc, a Delaware corporation ("Z-Tel"). G/CJ Investments, Inc., a Delaware corporation ("Corporation"), is the sole general partner of Partnership and is the record owner of 27,500 shares of the common stock of Z-Tel. D. Gregory Smith owns 50% of the common stock of Corporation and is President and Treasurer of Corporation, and Carol Jane Smith owns 50% of the common stock of Corporation and is a Vice President and Secretary of Corporation. Corporation has two directors, D. Gregory Smith and Carol Jane Smith. As a result of the facts set forth above, each of D. Gregory Smith, Carol Jane Smith, and Corporation are deemed to be a beneficial owner of all the shares of Z-Tel common stock held by Partnership.

         The number of shares shown for D. Gregory Smith includes 550,611 shares deemed to be beneficially owned by him by virtue of certain options exercisable by him within 60 days after the date of this Amendment.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

SCHEDULE 13G                                                   PAGE 8 OF 8 PAGES


ITEM 10. CERTIFICATIONS.

         Not applicable.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2001

                                           G/CJ INVESTMENTS, L.P.


                                           By: G/CJ Investments, Inc.
                                               --------------------------------


                                           By: /s/ D. Gregory Smith
                                               --------------------------------
                                                   D. Gregory Smith, President


                                           G/CJ INVESTMENTS, INC.


                                           By: /s/ D. Gregory Smith
                                               --------------------------------
                                                   D. Gregory Smith, President



                                               /s/ D. Gregory Smith
                                               --------------------------------
                                                   D. Gregory Smith



                                               /s/ Carol Jane Smith
                                               --------------------------------
                                                   Carol Jane Smith

                             JOINT FILING AGREEMENT

         The undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to regulation 13D-G under the Securities Exchange Act of 1934.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: February 14, 2001

                                           G/CJ INVESTMENTS, L.P.


                                           By: G/CJ Investments, Inc.
                                               --------------------------------


                                           By: /s/ D. Gregory Smith
                                               --------------------------------
                                                   D. Gregory Smith, President


                                           G/CJ INVESTMENTS, INC.


                                           By: /s/ D. Gregory Smith
                                               --------------------------------
                                                   D. Gregory Smith, President



                                               /s/ D. Gregory Smith
                                               --------------------------------
                                                   D. Gregory Smith



                                               /s/ Carol Jane Smith
                                               --------------------------------
                                                   Carol Jane Smith